UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

The Hershey Company (Exact name of registrant as specified in its charter)
Delaware	1-183	23-0691590
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
100 Crystal A Drive Hershey, Pennsylvania (Address of principal executive offices)	17033 (Zip Code)
James Turoff, (717) 508-1231 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Hershey Company (the “Company”) is the largest producer of quality chocolate in North America, a leading snack maker in the United States and a global leader in chocolate and non-chocolate confectionery. The Company’s principal product offerings include chocolate and non-chocolate confectionery products; gum and mint refreshment products; pantry items, such as baking ingredients, toppings and beverages; and snack items such as spreads, meat snacks, bars and snack bites and mixes, popcorn and protein bars and cookies.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2017 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

The Company conducted an internal assessment of its product portfolio to determine which products, if any, contain or may contain 3TG. Based on this assessment, the Company determined that tin is necessary to the functionality or production of certain decorative tins and other ornamental items (the “3TG Products”) manufactured by third parties pursuant to the Company’s specifications.

After completing the assessment described above, the Company conducted a reasonable country of origin inquiry to determine whether any of the tin contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or were from recycled or scrap sources. The Company’s reasonable country of origin inquiry included a review of information previously provided by the Company’s direct suppliers to confirm the presence of 3TG in the 3TG Products as well as the due diligence procedures used by the suppliers to identify the source and chain of custody of the 3TG.

Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the tin contained in materials, components or products supplied to the Company and included in the 3TG Products for the period covered by this report originated in any of the Covered Countries or did not come from recycled or scrap sources.

In accordance with the requirements under Rule 13p-1, the above disclosure is publicly available in the “Corporate Governance” section of the investor relations page of the Company’s website at https://www.thehersheycompany.com/en_us/investors/corporate-governance.html.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Hershey Company

By:	/s/ Terence L. O'Day	May 23, 2018
Terence L. O'Day
Senior Vice President, Chief Product Supply & Technology Officer

By:	/s/ Richard Camacho	May 23, 2018
Richard Camacho
VP, Chief Supply Chain Officer

3